SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Huami Corporation

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

44331K 103**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 44331K 103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The New York Stock Exchange under the symbol “HMI.” Each ADS represents four class A ordinary shares of the issuer. No CUSIP number has been assigned to the class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,861,112(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,861,112(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,112(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person CO

(1)

Represents 35,861,112 Class B ordinary shares held by People Better Limited, a company incorporated in the British Virgin Islands. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Island company wholly owned by Xiaomi Corporation.

1	Name of Reporting Person Fast Pace Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,861,112(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,861,112(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,112(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person CO

(2)	Represents 35,861,112 Class B ordinary shares held by People Better Limited. People Better Limited is wholly owned by Fast Pace Limited.

1	Name of Reporting Person People Better Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,861,112
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,861,112
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,861,112
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.8%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Huami Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Building H8, No. 2800, Chuangxin Road, Hefei 230088, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Xiaomi Corporation, (ii) Fast Pace Limited, and (iii) People Better Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Xiaomi Corporation
c/o Rainbow City Office Building, 68 Qinghe Middle Street
Haidian District, Beijing 100085
People’s Republic of China

Fast Pace Limited

c/o Rainbow City Office Building, 68 Qinghe Middle Street
Haidian District, Beijing 100085
People’s Republic of China

People Better Limited
c/o Rainbow City Office Building, 68 Qinghe Middle Street
Haidian District, Beijing 100085
People’s Republic of China

Item 2(c)	Citizenship: Xiaomi Corporation - Cayman Islands Fast Pace Limited – British Virgin Islands People Better Limited - British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.0001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

44331K 103

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xiaomi Corporation	35,861,112	14.8%	18.9%	35,861,112	0	35,861,112	0
Fast Pace Limited	35,861,112	14.8%	18.9%	35,861,112	0	35,861,112	0
People Better Limited	35,861,112	14.8%	18.9%	35,861,112	0	35,861,112	0

As of December 31, 2018, 35,861,112 Class B ordinary shares were directly held by People Better Limited, a company incorporated under the laws of British Virgin Islands. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation, Corporation.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 241,679,772 ordinary shares (being the sum of 57,303,093 Class A ordinary shares (excluding the 510,395 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans) and 184,376,679 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

XIAOMI CORPORATION

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director

FAST PACE LIMITED

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director

PEOPLE BETTER LIMITED

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director